David J. Segre
+1 650 843 5335
dsegre@cooley.com

February 15, 2019
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:    Barbara C. Jacobs, Assistant Director
Stephen Krikorian, Accounting Branch Chief
Matthew Crispino, Staff Attorney
Ryan Rohn, Staff Accountant

Re:	PagerDuty, Inc. Draft Registration Statement on Form S-1 Submitted December 20, 2018 CIK No. 0001568100
Ladies and Gentlemen:
On behalf of PagerDuty, Inc. (“PagerDuty” or the “Company”), we are responding to the comments (the “Comments”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated February 8, 2019 (the “Comment Letter”), relating to the above referenced confidential draft registration statement on Form S-1 (the “Draft Registration Statement”).
In response to the Comments set forth in the Comment Letter, the Company has revised the Draft Registration Statement and is confidentially submitting via EDGAR a revised draft (the “Amended DRS”) with this response letter.
Set forth below are the Company’s responses to the Comments. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter. Page references in the text of this response letter correspond to the page numbers of the Amended DRS. Capitalized terms used in this letter but not otherwise defined herein shall have the meanings set forth in the Amended DRS.
Draft Registration Statement on Form S-1 submitted December 20, 2018
Prospectus Summary, page 1

1.
Please disclose that your directors, executive officers and principal stockholders will continue to have a significant influence over the company after the offering and the percentage of your voting power to be held by affiliates following the offering.

February 15, 2019 Page 2

Response: In response to the Staff’s comment, the Company has revised page 7 of the Amended DRS to provide the requested disclosure, which conforms to the disclosure in Risk Factors on page 38 of the Amended DRS.

Risk Factors
“We operate in an emerging and evolving market...,”, page 14

2.
In some parts of the prospectus, you state that you participate in the market for real-time operations solutions while in others you indicate that your market is digital operations management. See page 88. Please clarify the relationship between real-time operations solutions and digital operations management or advise whether the terms are interchangeable.

Response: The Company respectfully acknowledges the Staff’s comment and supplementally advises the Staff that the Company views Digital Operations Management as an emerging market category arising from the need for organizations to address ever-increasing online consumer expectations and escalating complexity in the technology stack by developing teams across all parts of the organization that can work in a collaborative and agile manner to address these challenges in real-time. Digital Operations Management thus encompasses approaches to process, people and technology. Real-time operations solutions are the products and services that are designed to meet the needs of the Digital Operations Management market. As such, these two terms are used somewhat interchangeably in the Amended DRS depending upon the context.

“We derive substantially all of our revenue from a single product.”, page 16

3.	You disclose that substantially all of your revenue results from sales of subscriptions your On-Call Management product. Please quantify the percentage for the periods presented.
Response: The Company respectfully acknowledges the Staff’s comment and supplementally advises the Staff that the Company’s On-Call Management product represented approximately 95% of the Company’s ARR for each of the periods presented in the Amended DRS. The Company’s On-Call Management product serves as the platform for the Company’s real-time operations solution. Additional products that sit on top of the platform (e.g., Event Intelligence, Visibility, Analytics, etc.) were introduced in June through September 2018. As a result of the recent introduction of these additional products, ARR from the additional products beyond On-Call Management for the nine months ended October 31, 2018 represented approximately 5% of total ARR. The Company respectfully submits that this is consistent with the disclosure included in the Amended DRS that revenue from the Company’s On-Call Management product represented “substantially all” of the Company’s revenue to date and respectfully believes that additional disclosure does not afford meaningful information to potential investors.

February 15, 2019 Page 3

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Key Factors Affecting Our Performance, page 55

4.
Your subscription revenue is determined based in part on the number of users per customer. We note also that one of your growth strategies is to expand usage of your solutions within your existing customer base. Please advise whether you track changes in the number of paid users and, if so, what consideration you have given to disclosing that data as a key business metric.

Response: The Company respectfully acknowledges the Staff’s comment and supplementally advises the Staff that the Company’s management does not consider the number of paid users as a key metric to manage its business, nor does it view this metric as material information that promotes an understanding of the Company’s financial performance. The primary factors that impact the Company’s subscription revenue are differences in pricing of the Company’s product packages, both as a result of negotiated contract pricing as well as the features and functionality of the particular package to which a customer subscribes. The Company has disclosed its dollar-based net retention rate as a key metric used by management to measure the Company’s ability to retain customers and the Company’s ability to expand customer use of its platform as this metric incorporates the factors that ultimately impact the Company’s revenue. The Company also discloses as additional key metrics its total number of customers, as well those customers with ARR in excess of $100,000. The Company manages its business based on these metrics and believes they serve as the best indicators of the Company’s market penetration and future potential business opportunities.
As further background to the Company’s response, the Company also advises the Staff that the Company’s free users represent a very small percentage of its total user base at any given time, because the majority of the Company’s free users consist of those utilizing the free 14-day trial version of its products. As such, the Company does not use other numbers of users, such as total users, as key metrics to manage its business and does not believe that disclosure of any such other user metrics would provide meaningful information to prospective investors for reasons similar to those stated above.

Business
Our Customers, page 80

5.
You state that your customer base includes one-third of the Fortune 500 companies. To provide context, please consider disclosing the total number of paid users and percentage of revenue that you have generated from this customer base.

Response: The Company respectfully acknowledges the Staff’s comment and supplementally advises the Staff that the reference to the percentage of the Fortune 500 companies that subscribe to the Company’s platform serves to illustrate that the Company’s platform is scalable to even the largest organizations and that there is significant growth opportunity in this customer segment. The Company supplementally advises the Staff that, in the 12-month period ended January 31, 2018 and the nine-month period ended October 31, 2018, only 39 and 45 Fortune 500 customers, respectively, generated ARR greater than $100,000. The Company does not believe that disclosing

February 15, 2019 Page 4

the total number of paid users or revenue generated from Fortune 500 customers would be meaningful to investors, because there is a broad range of ARR associated with these customers. For example, the mean ARR for Fortune 500 customers for the 12-month period ended January 31, 2018 and nine-month period ended October 31, 2018 was in excess of six times the median ARR for such customers during these periods. Therefore, the Company does not believe investors would derive meaningful information from the number of users or percentage of revenue generated from Fortune 500 customers.

General

6.
Please supplementally provide us with copies of any graphical materials or artwork that you intend to use in your prospectus. Upon review of such materials, we may have comments. For guidance, consider Question 101.02 of our Securities Act Forms Compliance and Disclosure Interpretations.

Response: The Company acknowledges the Staff’s comment and supplementally advises the Staff that, once available, it will provide the Staff with copies of the Company’s proposed graphics and artwork that it intends to use in its prospectus.

7.
Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: In response to the Staff’s comment, the Company is supplementally providing to the Staff under separate cover copies of such written communications.
* * *
Please contact me at (650) 843-5335 with any questions or further comments regarding the responses to the Staff’s Comments.
Sincerely,
/s/ David J. Segre
David J. Segre
cc:    Howard Wilson, PagerDuty, Inc.
Stacey A. Giamalis, PagerDuty, Inc.
Sirena Roberts, PagerDuty, Inc.
Jon C. Avina, Cooley LLP

February 15, 2019 Page 5

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